SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Thomas Dykstra

311 South Wacker Drive, Suite 4990

Chicago, Illinois 60606

312-896-1717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2012

(Date of Event which Requires Filing of this Statement)

*	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

CUSIP No. 448579102	13D	Page 2 of 11 Pages

(1)	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 3,982,912*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,982,912*
(11)	Aggregate amount beneficially owned by each reporting person 3,982,912*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☒
(13)	Percent of class represented by amount in Row (11) 2.4%*
(14)	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,735,905 shares of Common Stock outstanding as of July 27, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 3.2% of the total voting power of the Common Stock as of July 27, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 27, 2012, which is comprised of 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 11 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nicholas J. Pritzker
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,027,357*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,027,357*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,357*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
(13)	Percent of Class Represented by Amount in Row (11) 0.6%*
(14)	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,735,905 shares of Common Stock outstanding as of July 27, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.8% of the total voting power of the Common Stock as of July 27, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 27, 2012, which is comprised of 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 11 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lawrence I. Richman, not individually, but solely as trustee of Second Universe Trust.
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 393,308*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 393,308*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 393,308*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
(13)	Percent of Class Represented by Amount in Row (11) 0.2%*
(14)	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,735,905 shares of Common Stock outstanding as of July 27, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.3% of the total voting power of the Common Stock as of July 27, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 27, 2012, which is comprised of 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

.

CUSIP No. 448579102	13D	Page 5 of 11 Pages

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 20, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on January 5, 2012 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2012 (“Amendment No. 4”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 10, 2012, Marshall E. Eisenberg, not individually, but solely as trustee of A.N.P. Trust #1M6 (“Trust #1M6”) sold 537,023 shares of Class B Common Stock, Marshall E. Eisenberg, not individually, but solely as trustee of A.N.P. Trust #2M6 (“Trust #2M6”) sold 237,767 shares of Class B Common Stock and Marshall E. Eisenberg, not individually, but solely as trustee of P.G. Nicholas Trust M (“Nicholas Trust”) sold 225,210 shares of Class B Common Stock (1,000,000 shares of Class B Common Stock in the aggregate), in a block trade with a broker-dealer at a price of $38.31 per share, for an aggregate price of $38,310,000 (collectively, the “September 2012 Sale”). In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to the September 2012 Sale automatically converted into shares of Class A Common Stock immediately upon the September 2012 Sale. Additionally, as a result of the September 2012 Sale, two of the Reporting Persons, Trust #1M6 and Trust #2M6, no longer own any Class B Common Stock, may no longer be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and will no longer be required to file a Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 5,403,577 shares of Class A Common Stock, issuable upon conversion of 5,403,577 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 4.5% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 3.3% of the total number of shares of Common Stock outstanding and 4.4% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 11 Pages

Schedule A attached to this Amendment No. 5 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 5 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Items 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) The September 2012 Sale was completed on September 10, 2012, as described in Item 4 of the Schedule 13D, as amended by this Amendment No. 5.

Item 5(e) of the Schedule 13D is amended as follows:

(e) Upon consummation of the September 2012 Sale on September 10, 2012, Trust #1M6 and Trust #2M6 ceased to own any Class B Common Stock, may no longer be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and will no longer be required to file a Schedule 13D.

CUSIP No. 448579102	13D	Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2012

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker, individually

/s/ Lawrence I. Richman
Lawrence I. Richman, not individually, but solely in the capacity as trustee of Second Universe Trust

[Signature Page to Amendment No. 5 to Schedule 13D]

CUSIP No. 448579102	13D	Page 8 of 11 Pages

Appendix A-1

A.N.P. Trust #1M6

A.N.P. Trust #2M6

P.G. Nicholas Trust M

CUSIP No. 448579102	13D	Page 9 of 11 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1	—	—	3,982,912	3.3%	2.4%	3.2%
Nicholas J. Pritzker, individually	—	—	1,027,357	0.9%	0.6%	0.8%
Lawrence I. Richman, not individually, but solely in the capacity as trustee of Second Universe Trust	—	—	393,308	0.3%	0.2%	0.3%

[1]	All references to the number of shares outstanding are as of July 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,121,321 shares of the Class A Common Stock outstanding as of July 27, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of July 27, 2012.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of July 27, 2012.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 27, 2012, which is comprised of 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 10 of 11 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	1,982,124	1.7%	1.2%	1.6%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	20,805,187	17.4%	12.6%	16.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	6,403,577	5.4%	3.9%	5.2%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.2%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	10,067	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.4%	6.0%	8.1%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.2%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,550,065	14.7%	10.6%	14.1%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	—	—	—	—
Pritzker Family Group Totals	18,537	*	94,502,498	79.3%	57.2%	76.2%

*	Less than 1% beneficial ownership
[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,121,321 shares of the Class A Common Stock outstanding as of July 27, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of July 27, 2012.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of July 27, 2012.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 27, 2012, which is comprised of 46,121,321 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 11 of 11 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.